SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12B-25

                                  Commission File Number:      1-12046
                                                               1-5787

                        NOTIFICATION OF LATE FILING

|_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q   |_| Form N-SAR

                      For Period Ended: June 30, 2000
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|_| Transition Report on Form 10-K      |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F      |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

      For Transition Period Ended: Not applicable.
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.


                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant: Levitz Furniture Incorporated;
                         -------------------------------
                         Levitz Furniture Corporation
                         -------------------------------

Former name, if applicable: Not Applicable
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Address of principal executive office: 7887 North Federal Highway
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City, state and zip code: Boca Raton, Florida 33487
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                                  PART II
                          RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       (a) The reason described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached, if applicable.


                                  PART III
                                 NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      On August 10, 2000, Levitz Furniture Incorporated (the "Company") and its wholly-owned subsidiary, Levitz Furniture Corporation ("Levitz"), announced their intention to exit the Boston market and in connection therewith to sell or close later this year the four stores currently operating in such market. As a result, of the planned exit from the Boston market, the Company is unable to timely complete the requisite financial statements to be included with the Form 10-Q so as to determine the appropriate impact of the exit from the Boston market on their quarterly financial statements. Therefore, the Company and Levitz are not in a position to file their Quarterly Report on Form 10-Q on a timely basis.

            For the reasons set forth above, the Company's and Levitz's inability to timely file their Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 cannot be eliminated without unreasonable effort or expense. Nevertheless, the Company and Levitz presently intend to file their Quarterly Report on Form 10-Q no later than the fifth day following the prescribed due date, as contemplated by Rule 12b-25(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.


                                  PART IV
                             OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

      Ed Zimmer
      Vice President and Secretary of
      Levitz Furniture Incorporated and
      Levitz Furniture Corporation             (561)               994-5150
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             (Name)                         (Area code)     (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s).

                                                    |X|  Yes   |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    |_| Yes     No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    Levitz Furniture Incorporated
                    Levitz Furniture Corporation
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            (Name of registrants as specified in charter)


Has caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.


Date: August 15, 2000         By: /s/ Ed Zimmer
      ---------------             ---------------------------------------------
                                  Ed Zimmer, Vice President and Secretary
                                  of Levitz Furniture Incorporated and Levitz
                                  Furniture Corporation